Jeffrey P. Schultz | 212 692 6732 | jpschultz@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

October 3, 2007

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Re:	Secure America Acquisition Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed on September [●], 2007
File No. 333-144028

Ladies and Gentlemen:

On behalf of Secure America Acquisition Corporation (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), as initially filed with the Commission on June 25, 2007, and as amended on August 8, 2007 and on August 31, 2007. We are delivering clean and marked complete courtesy copies of the Amendment to each of John Reynolds and Cathey Baker of the Commission.

Set forth below are the Company’s responses to the Commission’s comments given by letter (the “Comment Letter”) dated September 24, 2007, from John Reynolds, Assistant Director, Office of Emerging Growth Companies. The responses are numbered to correspond to the comments, as set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter.

General

1.
We note your response to comment three of our letter dated August 24, 2007 and we reissue in part our prior comment. We note your disclosure that existing stockholders, directors, officers, or special advisors are not prohibited from making any such purchases and that “[i]f they do so… [they] will have a greater influence on the outcome of matter requiring stockholder approval, such as a business combination.” Please disclose the factors that they would consider to make such purchases.

Response: We have added disclosure to page 28 of the Amendment regarding the potential factors that such existing stockholders, directors and officers would consider to make such purchases and the potential impact of such purchases on the market price as well as the interest of our existing stockholders, directors and officers, which is different than our other stockholders, in causing the consummation of a business combination.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

New York | Washington | Boston | Stamford | Los Angeles | Palo Alto | San Diego | London

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

October 3, 2007

2.
We note the multiple business affiliations of officer and directors as discussed in the “Conflicts of Interest” subsection on page 73. Please indicate for each such entity the priority and preference such entity has relative to the company with respect to the performance of obligations and the presentation of business opportunities. Also revise the third full risk factor on page 27 to address whether officers and directors have fiduciary obligations to other companies in which officers and directors would be obligated to present potential business opportunities to those entities prior to presenting them to the company. In addition, please provide a brief discussion of the conflicts of interest in the summary.

Response: We have added disclosure on pages 77 and 78 of the Amendment regarding the priority and preference each entity has relative to the Company with respect to the performance of obligations and the presentation of business opportunities. We have also revised the last risk factor on page 29 of the Amendment in response to the Commission’s comment. Finally, we have added a brief discussion of the conflicts of interest in the summary beginning on page 5 of the Amendment.

3.
We note your response to comment five of our previous letter. Please add any related risk factor in regards to the investment banking firm not being a members of the Financial Industry Regulation Authority.

Response: We have added a risk factor regarding the investment banking firm not being a member of the Financial Industry Regulation Authority on page 41 of the Amendment.

4.
We note your response to comment six of our previous letter and we reissue in part our prior comment. Please clearly indicate whether you anticipate that shareholders, in addition to the board of directors, will be entitled to rely on any such fairness opinion. Please include any related risk factors in regards to any limitation that shareholders would not be able to rely on such fairness opinion.

Response: We have added disclosure on pages 59 and 61 of the Amendment to the effect that, because the opinion will likely be addressed to the Company’s board of directors for their use in evaluating the transaction, the Company does not anticipate that the stockholders will be entitled to rely on such opinion. We have also added a risk factor on page 41 of the Amendment to the effect that the Company may not be required to obtain a fairness opinion and if it does obtain such opinion, stockholders may not be able to rely on such opinion.

Notes to Financial Statements

Note 5 -- Commitments and Related Party Transactions, F-8

5.
Considering the private placement warrants will be sold to an entity beneficially owned by your Co-Chief Executive Officers, please disclose the fair value of these warrants and the amount of compensation expense to be recognized. As applicable, please expand MD&A to discuss the likely future effect of the issuance of the private placement warrants on your financial condition and results of operations.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

October 3, 2007

Response: No compensation expense will be recognized in connection with the founder warrants that will be issued to an entity beneficially owned by two of the Company's independent directors, Messrs. McNeill and Rockwell, as the purchase price of the founder warrants reflects a premium over their estimated value. The Company and the underwriters have determined that the purchase price of the founder warrants is at a premium by analyzing warrant prices of sixteen similarly-structured blank check companies that consummated their initial public offerings and whose common stock and warrants included with the units trade separately. Such companies also had (i) an initial public offering price of $8.00 per unit; (ii) units that were each comprised of one common stock warrant and one share of common stock; (iii) a warrant exercise price of $6.00 per share; and (iv) a warrant term of four years. The closing price of the warrants for such companies at the end of the first day of trading after separation of the units, ranged from $0.55 to $1.05, averaging $0.81, which is below the $1.00 purchase price paid for the Company's founder warrants. We have provided disclosure of the fact that the Company has not recorded compensation expense in connection with the founder warrants on pages 51 and F-9 of the Amendment.

Please call the undersigned at (212) 692-6732 with any comments or questions regarding the Registration Statement and please send a copy of any written comments to the following parties:

Kenneth R. Koch, Esq. Jeffrey P. Schultz, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue New York, NY 10017
Phone: (212) 935-3000 Fax: (212) 983-3115

Very truly yours,

/s/ Jeffrey P. Schultz
Jeffrey P. Schultz

cc:	Securities and Exchange Commission (John Reynolds, Esq., Assistant Director, Office of Emerging Growth Companies)

Secure America Acquisition Corporation (Messrs. C. Thomas McMillen and Harvey L. Weiss) Bingham McCutchen LLP (Glen R. Openshaw, Esq.)